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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 34 to Registration Statement No. 2-64536 on Form N-1A of our report dated August 17, 2005 relating to the financial statements of Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. appearing in the Annual Report to Shareholders of Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. for the year ended June 30, 2005 and to the references to us under the captions "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statements of Additional Information, both of which are part of such Registration Statement.




/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
New York, New York
October 28, 2005